Aureus Incorporated
200 South Virginia, Suite 800
Reno Nevada, 89501

December 22, 2014

Dear Mr. Link:

On behalf of Aureus Incorporated, a Nevada corporation (the “Company”), we are responding to comments in the letter from the Staff of the Securities and Exchange Commission (“Staff”) dated December 9, 2014, relating to the Company’s Prospectus on Form S-1 filed on November 12, 2014.  The responses below have been numbered to correspond with the comments in your December 9, 2014 letter.

Re: Aureus Incorporated
Registration Statement on Form S-1 Filed November 12, 2014
File No. 333-200114

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

With respect to copies of communications, all investors were contacted by telephone or in person by the Company's president and upon meeting with investors, subscription agreements were duly executed and requisite checks received.

2. Given the short period of time between the apparent issuance of the securities being registered and the filing of this registration statement, please provide your analysis of why the offering should not be characterized as a primary offering. In that analysis, clarify when the shares were issued and the relationships between your officers and directors and the selling shareholders. Refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09 for guidance. We may have further comment.

With respect to why the offering should not be characterized as a primary offering, is for the reason that all subscription agreements and corresponding checks were received by the Company between July 25 and September 12, 2014 and received no other subscriptions from shareholders subsequent to September 12 , 2014 and we have amended the prospectus accordingly.  We chose October 31 as the Company's year end, as the loan from our president and director was received just prior to October 31. Additionally, we can provide subscription agreements and checks supplementally if required.

Facing page

3. We note your reference that the registration fee was calculated pursuant to Rule 457(o). Please revise to indicate how the fee was calculated for the selling shareholders offering under Rule 457(a) because the company must register the number of securities offered in the selling shareholder offering not the dollar amount of the offering.

We have recalculated the registration fee and the fees changed from 2.69 to 2.82

Cover page

4. Please revise to indicate the amount of net proceeds to the selling shareholders.

We have revised to provide the net proceeds to the selling shareholders.

5. Please revise to indicate the page number in the cross reference to the risk factors section.

We have revised to cross reference the risk factors section.

The Offering, page 7

6. We note that it appears you are registering 28.82% of the outstanding common stock. Please revise your disclosure throughout your prospectus as appropriate.

We have revised all percentages throughout the body of the document.

Risk Factors, page 8

7. Please delete the penultimate sentence of the first paragraph which appears to imply that you are not disclosing all material risks as required by Item 503 of Regulation S-K.

We have deleted the second to the last sentence from this paragraph.

If we do not obtain additional financing, our business plan will fail, page 8

8. We note you state that your current operating funds are sufficient to complete the first and a portion of your second phase of exploration. Please revise to address how long your operating funds will be sufficient to fund your exploration.

We have revised this risk factor to include how long operating funds will be sufficient to fund exploration activities.

Selling Shareholders, page 16

9. We note that you have provided footnotes following your selling shareholder table. Please revise your table to include the footnotes following your table.

we have revised this section.

Directors, Executive Officers…, page 23

10. Please clarify the periods that each of your officers worked at each of their prior employers and include a brief explanation of the nature of the responsibility undertaken by the individual in prior positions.

We have revised this section

11. Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve as a director, as required by Item 401(e)(1) of Regulation S-K.

We have revised to disclose the specific experience, qualifications, attributes or skills that led to the conclusion that each of our directors should serve as directors.

Security Ownership of Certain Beneficial Owners and Management, page 24

12. Please revise your beneficial ownership table to indicate the number of officers and directors in the group.

We have revised the beneficial ownership table to indicate the number of officers and directors in the group.

Description of Business, page 27

13. Please revise to include the Bureau of Land Management serial number for each of your mineral claims.

We have revised to include the Bureau of Land Management serial numbers for each of  our mineral claims.

14. Please tell us about any infrastructure located on your property and fully describe in your filing pursuant to paragraph (b) of Industry Guide 7.

We have revised this section.

15. Please revise to remove the mineral resource disclosure on page 30 until you have defined a proven or probable reserve pursuant to the Instructions to paragraph (b) (5) of Industry Guide 7.

We have removed all references in this section.

Liquidity and Capital Resources, page 38

16. Given your liquidity requirements on both a short-term (12 months) and long-term basis, please describe clearly the course of action you propose to take or have taken to remedy such deficiency. Refer to Instruction 5 of Item 303(a) of Regulation S-K and footnote 43 in Securities Act Release No. 33-8350 for guidance. We note your cash position as disclosed on your October 31, 2014 balance sheet.

We have revised this section accordingly.

Certain Relationships and Related Transactions, page 39

17. Please revise to identify the purchasers in the 6,000,000 offering on October 31, 2014 and indicate their positions with the company.

 We have revised to identify the purchasers of the 6,000,000 offering on October 31, 2014 and have indicated their positions with the company.

18. We note your reference to entering a lease with an option to purchase agreement with Gold Exploration Management Services, Inc. Please revise to clarify why the lease is a related party transaction. Additionally, provided the information required by Item 404 of Regulation S-K. We may have further comment.

We have removed this reference in this section as the previous disclosure was a typographical error and our purchase of the mining claims was a arms length transaction.

19. Please describe the terms of the loans from your president referenced elsewhere in your prospectus, as required by Item 404(d) of Regulation S-K.

We have revised our disclosure throughout the document to describe the terms of the loans from our President.

Financial Statements

Notes to the Financial Statements, page F-6

20. Please disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or available to be issued. Refer to FASB ASC 855-10-50-1.

Our Auditors have provided us with e following disclosure:

The Company did not disclose the subsequent footnotes because of ASU 2010 -09 - Subsequent event, which describes an entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated.

Note 5 – Stock Subscriptions Received, page F-10

21. We note your disclosure under this heading indicates that that you had not issued any shares related to 6,000,000 and 2,430,000 common stock subscriptions as of October 31, 2014. However, your disclosures on page 45 state that you issued 6,000,000 shares and 2,430,000 shares of common stock between April 19, 2013 and October 31, 2014. Please clarify and revise accordingly.

We have revised and clarified this throughout the document.

Recent Sales of Unregistered Securities, page 45

22.We note your disclosure indicates that you issued 2,430,000 shares of common stock at a price of $0.01 for cash proceeds of $2,430,000 which does not agree to amounts disclosed in your statements of changes in shareholders’ equity and your statements of cash flows. Please revise to indicate the correct amount of proceeds received.

This section has been revised accordingly.

23. Please reconcile your disclosure in this section regarding the dates of issuance of the shares of common stock with the disclosure on page F-10 of your financial statements that you have not issued any shares related to these stock subscriptions.

We have reconciled and revised the disclosure to coincide with the disclosure on Page F-10.

Signatures

24. The registration statement should be signed by a majority of the directors and the principal accounting officer in their individual capacities. Please provide appropriate signatures. Refer to Instruction 1 to the Signatures section of Form S-1.

We have revised our signatures accordingly.

Exhibits

Exhibit 5.1

25. Please revise exhibit 5.1 to address all of the shares being sold in the offering.

Our legal council has revised and updated the opinion to address all of the shares being sold in the offering.

                    Yours Truly,

                     /s/ Dong Gu Kang
                    President, CEO